FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY COMPLETES ATHOC ACQUISITION	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BLACKBERRY COMPLETES ATHOC ACQUISITION
Networked crisis communications leader broadens BlackBerry’s portfolio of secure solutions for the connected world

Waterloo, Ontario - September 23, 2015 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced that it has completed the acquisition of AtHoc, a leading provider of secure, networked crisis communications. AtHoc will operate as a division of BlackBerry. AtHoc’s Chief Executive Officer, Guy Miasnik, will lead the division as part of BlackBerry’s senior leadership team reporting to John Chen, Executive Chairman and Chief Executive Officer.

The AtHoc software platform enables people, devices and organizations to exchange critical information in real time during business continuity and life safety operations. The platform securely connects with a diverse set of endpoints, including mobile devices running iOS and Android, PC and Mac desktops, digital displays, radios, IP phones, sirens, fire panels and speakers to facilitate collaboration and enhance situational awareness. AtHoc is recognized as a “Leader” by industry analyst firm Gartner, and at the highest position for ability to execute on the firm’s Magic Quadrant for U.S. Emergency/Mass Notification Services1.

AtHoc has customers around the world in both the public and private sectors, and is the leading crisis communications provider to the U.S. Departments of Defense (DoD) and Homeland Security (DHS). AtHoc helps safeguard millions of people and thousands of organizations, including leading international corporations in high technology, heavy industry, and other mission critical industries including healthcare institutions and the vast majority of U.S. federal agencies - including the U.S. Department of the Treasury, U.S. Department of Energy, the Centers for Disease Control and the Food and Drug Administration.

The company most recently announced that it has been selected by the U.S. Transportation Security Administration (TSA), a component agency of the DHS, to provide crisis communications for all TSA staff across more than 200 major airports. More organizations are becoming aware of the need for mass communication and collaboration with new legislation such as the DHS Interoperable Communications Act. AtHoc is well positioned to support compliance with this law, which requires homeland security agencies to maintain interoperable communications for daily operations, planned events and emergencies.

AtHoc technology enhances BlackBerry’s mission to provide secure communication solutions for the connected world. It will integrate with BlackBerry’s enterprise portfolio of cross-platform solutions and trusted global network to enable new capabilities for safety, security and mission-critical business communications. For example, new applications may include integrating AtHoc solutions with WatchDox for secure distribution of confidential documents during emergency situations. As part of BlackBerry’s value added solutions, AtHoc’s current portfolio will continue to be made available, including solutions such as AtHoc Connect™, which enable organizations to create their own secure, permission-based communities of individuals and groups that share critical messages and rich media during a crisis to rapidly resolve emergencies in real time assuring business continuity and support for life safety operations.

For more information about BlackBerry and AtHoc, please visit www.blackberry.com/athoc.

[1] Gartner Magic Quadrant for U.S. Emergency/Mass Notification Services, 31 March 2014, Gartner

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

About AtHoc
AtHoc, a division of BlackBerry Limited, is the pioneer and recognized leader in networked crisis communication, protecting millions of people and thousands of organizations around the world. AtHoc provides a seamless and reliable exchange of critical information among organizations, their people and devices. A trusted partner to the world’s most demanding customers, AtHoc is the leading provider to the U.S. Departments of Defense and Homeland Security, and safeguards numerous other government agencies and leading commercial enterprises. Headquartered in Silicon Valley, the company operates around the globe. For more information about AtHoc, please visit www.athoc.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

# # #

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 23, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer